SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STELLENT, INC.

(Name of subject company (Issuer))

ORACLE CORPORATION

ORACLE SYSTEMS CORPORATION

STAR ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	85856W105
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

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Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued and made available on Oracle’s website (www.oracle.com/stellent/index.html) on November 2, 2006

For Immediate Release

Contacts:
Letty Ledbetter
Oracle
650.506.8071
letty.ledbetter@oracle.com

Oracle Buys Stellent

Accelerates Enterprise Content Management Strategy with Industry Leading Products

REDWOOD SHORES, Calif., November 2, 2006 – Oracle today announced that it has agreed to acquire Stellent, Inc. (NASDAQ: STEL), a global provider of enterprise content management (ECM) software solutions, through a cash tender offer for $13.50 per share, or approximately $440 million.

With Stellent Universal Content Management, customers can easily deploy multiple line-of-business applications – such as public Web sites, secure intranets and extranets, compliance processes, and marketing brand management – and also scale the technology to support multi-site management and enterprise-wide content management needs. The acquisition of Stellent will complement and extend Oracle’s existing content management solution portfolio. Oracle Content Database enables enterprises to store and centrally manage unstructured content in Oracle Databases. Stellent’s Universal Content Management solution works with Oracle Content Database and offers a variety of best-of-breed solutions for Document Management, Web Content Management, Information Rights Management, Digital Asset Management, Records and Retention Management, Imaging, and Governance, Risk, and Compliance.

More than 4,700 customers worldwide – including Procter & Gamble, Merrill Lynch, Los Angeles County, The Home Depot, British Red Cross, ING, Vodafone, Georgia Pacific, Bayer Corp., and Genzyme Corp. – have selected Stellent solutions to power their content-centric business applications. Stellent has broad partnerships and is widely adopted by a number of leading system integrators and resellers. Stellent is also seen as an industry leader by a variety of industry analysts and won a number of awards from independent technology publications.

“The amount of electronic content, unstructured data, and documents is growing very rapidly and organizations are seeking advanced and automated content and process management solutions to manage this information to meet regulatory requirements,” said Oracle Senior Vice President Thomas Kurian. “Stellent’s enterprise content management solutions enable a variety of people within an organization to create, capture, store, manage, publish, view, search, and archive all types of documents across their entire lifecycle.”

“Oracle’s acquisition of Stellent will be a positive milestone for all of our stakeholders –shareholders, employees, customers and partners,” said Stellent President and Chief Executive Officer, Robert Olson. “Our leading product suite will have the dedicated resources and broad distribution networks of the largest enterprise software company in the world, which will elevate our award-winning solutions to new levels within the enterprise content management industry.”

The transaction is subject to customary conditions and is expected to close by the end of the year or early 2007. More information is available at http://www.oracle.com/stellent.

Oracle will host a media conference call on Monday, November 13, 2006, to outline its enterprise content management strategy.

About Oracle
Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

# # #

Trademarks
Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly, those statements regarding the effects of the proposed merger, and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Oracle and Stellent as of today’s date, and Oracle does not assume any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Oracle, Stellent or the combined company and actual results may vary materially from the results and expectations expressed in, or implied by, these forward-looking statements. For instance, while Oracle and Stellent have signed an agreement for the proposed offer and merger, there is no assurance that they will successfully complete either the offer or the proposed merger. In the event the companies do not receive government approvals or any other conditions to closing are not satisfied, the merger agreement will terminate.

The following presentation was made available on Oracle’s website (www.oracle.com/stellent/index.html) on November 2, 2006

ORACLE                                                                STELLENT

Oracle and Stellent
Acquisition Announcement

November 2, 2006

                                                                              1

THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND
THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT
TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH
THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS
SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH
RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT STOCKHOLDERS WILL BE
ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE
OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT
NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

This presentation is intended to outline our general product direction. It is intended for information purposes only, and may not be incorporated into any contract. It is not a commitment to deliver any material, code, or functionality, and should not be relied upon in making purchasing decision. The development, release, and timing of any features or functionality described for
Oracle's products remains at the sole discretion of Oracle. The development, release, and timing of any features or functionality described for Stellent's products remains at the sole discretion of Stellent.

                                                                              2

What We Are Announcing

o   Oracle has agreed to acquire Stellent
-        Cash tender offer of $13.50 per share
-        Approximately $440 million in the aggregate
-        Transaction expected to close in December 2006 or early 2007

o   About Stellent
-        Leading provider of Enterprise Content Management Solutions
-        Public company with revenues in excess of $127m
-        Headquarters in Eden Prairie, Minn.
-        575 employees worldwide; 4,700+ customers worldwide

o   Accelerates Oracle's Product Strategy
-        Content Management is a strategic focus for Oracle
-        Stellent brings best-of-breed content management products
-        Complements Oracle's Database, Middleware, Applications

                                                                              3

                         Enterprise Content Management

                                                                              4

                         Enterprise Content Management

o    Enterprise Content is Growing Rapidly
-        Various Forms: Documents, e-mail, voicemail, digital media
-        Various Repositories: File servers, DBMSs, PCs, mail servers
-        Difficult to find, share, secure, manage this information
-        Regulatory requirements escalating cost of management
o    Enterprise Content Needs to be Managed
-        Create: create & capture documents
-        Manage: store, version, index, manage documents
-        Publish: publish to Web, view, search documents
-        Distribute Securely: cleanse, filter, manage digital rights
-        Retain for Compliance: declare, classify, archive, retain
o    While Integrating with Existing
-        Applications, databases, Web sites, portals, processes

                                                                              5

                         Enterprise Content Management

             Automate Process of Managing Content across Lifecycle

                                                                              6

Strategic Importance to Oracle

o    Content Management is Attractive Market Segment
-        Market segment estimated at $3.6B in 2006; 13%+ annual growth
-        Rapid proliferation of documents and digital assets
-        Rapid escalation in costs due to regulatory compliance
o    Complements Oracle's Existing Strengths
-        Extends Oracle's position in information management to content management
-        Extends Oracle Fusion Middleware for secure content publishing and distribution
-        Integrates with Oracle's applications to capture ERP documents and drive document-centric business processes
o    Why Now?
-        Most organizations have fragmented content strategy
-        Customers re-thinking enterprise-wide content management strategy

                                                                              7

Why Stellent?

o    Comprehensive & Integrated Product Suite
-        Capture: Document capture, filtering, cleansing
-        Manage: Enterprise Document Management
-        Publish: Multi-Site Web Content Management
-        Distribute: Digital Rights and Digital Asset Management
-        Retain: Records Management
-        Integrated on a unified, industry standard architecture
o    Leading Best-of-Breed Product Suite
-        Rated as leader by Gartner, Forrester, IDC
-        Integrates with Oracle technology & applications
-        Successfully implemented at over 4,700 global customers
o    Experienced Global Organization
-        Highly skilled & experienced product development team
-        Global sales expertise, strong services & support capability
-        Excellent support & adoption by Global System Integrators

                                                                              8

                           Stellent Product Offering

                                                                              9

Comprehensive Product Portfolio

o    Universal Content Management
-        Unified enterprise content management platform with service-based java architecture
-        Document Management, Records Management, Web Content Management, Digital Asset Management, Information
         Rights Management, and Collaboration Management
o    Universal Records Management
-        Enterprise records/retention management platform
-        Central policy engine with local records, physical records, and agent API for distributed agents
-        Supports repositories and applications in-place or can move content
o    Information Rights Management
-        Rights management platform that provides encryption and key management
-        Extends security, control, and retention policies to content beyond managed environments
-        Supports desktop documents, e-mail, HTML and Web applications and interfaces
o    Imaging/Business Process Management
-        Platform for building imaging applications
-        Integrations with JD Edwards, PeopleSoft, Oracle
o        Governance, Risk, and Compliance
-        Sarbanes-Oxley Solution
-        Common platform for delivering multiple compliance and risk management initiatives

                                                                             10

Unified Product Architecture

o    Distinctive unified architecture
-        Enables successful deployment of composite applications with low cost of ownership
o    Service-based architecture
-        Enables integrations, customizations, and enterprise-wide deployments
o    Product strengths
-        Multi-site management, financial compliance applications, records and retention management

                  Content-centric applications and Web sites

                              Common GUI and APIs

                         Information Rights Management

Document         Web             Records &       Digital         Business
Mgmt.            Content         Retention       Asset           Process
                 Mgmt.           Mgmt.           Mgmt.           Mgmt.

                               Content Services

                              Repository Services

                                                                             11

Best-of-Breed Product Suite

   Gartner 2006 Magic Quadrant for      Forrester's 2005 Enterprise Content
   Enterprise Content Management        Management Suites Wave

                                                                             12

Stellent Web Content Management

o    Customer Value Proposition
-        Create & manage multiple intranet and extranet sites
-        Centrally control branding, look and security
-        Maintain consistency of information
-        While distributing process of creating & publishing information
o    Sample Applications
-        Multi-site management with distributed site design
-        Internet site with localized international versions
-        Corporate organization with franchisee Web sites
-        Company or division intranet or extranet sites
o    Customer Benefits
-        Reduce Web development costs
-        Enable Web content accuracy and quality
-        Manage multiple sites with consistent brand

                                                                             13

Stellent Document Management

o    Customer Value Proposition
-        Deployment of content-enabled applications
-        Workgroup and enterprise-wide document-oriented collaboration
-        User work in the tools they prefer
-        Automatic conversions of most popular formats
o    Sample Applications
-        Workflow expense reports, invoice processing, document approval routing
-        Policy and procedure management for regulatory mandates, such as JCAHO
-        ISO 9001 documentation management
-        Web-enabled call center resources
-        Creation and distribution of training information
o    Customer Benefits
-        Provide productivity and control to the users to manage documents in networked environment
-        Use a single platform for supporting all facets of ECM from creation to retention
-        Reduce storage and processing costs for managing document repositories

                                                                             14

Stellent Business Process Management

o    Customer Value Proposition
-        Automates image-based workflows all the way from capture to approvals and retention
-        Support high volume imaging applications
-        Deep integration with ERP applications
o    Sample Applications
-        Accounts payable processing
-        Accounts receivables
-        Travel and entertainment
o    Customer Benefits
-        Integrate paper-based processing into automated workflows
-        Integrate paper-based workflows with Oracle/ PeopleSoft/JD Edwards applications
-        Manage and retain paper-based documents along with electronic documents in a single platform

                                                                             15

Stellent Digital Asset Management

o    Customer Value Proposition
-        Search and quickly identify files via thumbnails
-        Automatically creates renditions, reducing manual steps
-        Storyboards and closed caption allow immediate viewing of specific video scenes
o    Sample Applications
-        Management of training materials
-        Geographic Image System (GIS) integrations
-        Management of medical images
-        Product image database
-        Digital image library
-        Digitization of archival images
o    Customer Benefits
-        Intuitive and productive user environment dealing with image-based documents
-        Much better automation, change control and consistency over multiple renditions

                                                                             16

Stellent Records Management

o    Customer Value Proposition
-        Control what happens to content over time
-        Apply and manage legal holds
-        Enable systematic content reviews
-        Apply additional security layer - including classified security
-        Audit and report on all activity that impacts content
o    Sample Applications
-        Discovery Preparedness
-        Central catalog of content
-        Apply legal holds centrally
-        Model warehouse space
-        Barcoding
-        Library services
o    Customer Benefits
-        Reduce risk by eliminating unneeded content
-        Compliance automation for regulations and laws

                                                                             17

Stellent Information Rights Mgmt.

o    Customer Value Proposition
-        Policy driven security and lifecycle management regardless of content location
-        Centralized revocation of access rights
-        Auditing of online and offline usage of content
o    Sample Applications
-        Board of Directors communications
-        Mergers and Acquisitions activities
-        Intellectual property protection
-        Enterprise Information Rights Management infrastructure
o    Customer Benefits
-        Minimal impact to end users
-        Utilize native applications
-        Centralized, policy driven control

                                                                             18

Governance, Risk and Compliance

o    Customer Value Proposition
-        Identify corporate risk factors
-        Build and maintain controls to manage risk
-        Implement processes to achieve regulatory compliance
o    Sample Applications
-        Sarbanes-Oxley compliance
-        Policies and Procedures Portal
-        Enterprise Risk Management
o    Customer Benefits
-        Centralize management of all governance, risk and compliance activities
-        Consistent, repeatable execution of processes
-        Visibility of compliance information across the enterprise

                                                                             19

                               Customer Success

                                                                             20

Stellent Customers

Stellent has 4,153 ECM customers and 549 OEM customers

                                                                             21

Customer Case Studies

o    Large Movie Picture Studio
-        One of the world's largest media companies
-        Huge portfolio of digital assets & Web content
-        Strong need to coordinate site creation with movie releases
o    Customer Challenge
-        Managing documents associated with movie creation
-        Managing digital assets associated corporate brand image
-        Delivering digital media via studio and individual movie Web sites
-        Enabling marketing & legal departments to share documents
o    Solution
-        Stellent Web Content Management
o    Customer Benefits
-        Lower costs, better information, faster site creation

                                                                             22

Customer Case Studies

o    Federal Government Organization
-        One of the world's largest government organizations
-        Annual budget of over $90 Billion USD
-        Manages extremely large volumes of content
o    Customer Challenge
-        Implement enterprise infrastructure for managing content across projects and departments
-        Provide information to end users via portals and Web sites
-        Implement government guidelines for retaining and destroying information
o    Solution
-        Stellent Universal Content Management
o    Customer Benefits
-        Lower costs through unified platform, ease of implementation

                                                                             23

Customer Case Studies

o    Regional Government Organization
-        Regional government entity in bi-lingual environment
-        High volume of regulated content
-        Multiple departments interacting with content subject to government policies
o    Customer Challenge
-        Consistently manage documents across departments
-        Centrally create and manage policies related to document retention
-        Bring records management to a large and diverse user base
-        Attain correct policy classification of content with content contributors who may not be certified records managers
o    Solution
-        Stellent Document Management and Stellent Records Management
o    Customer Benefits
-        Lower costs, centralized policy management, ease of end-user adoption

                                                                             24

Customer Case Studies

o    Large US Based Insurance Company
-        A leading U.S. personal lines property/casualty company
-        Large network of insurance agents
o    Customer Challenge
-        Improve public affairs communication method with agents and employees
-        Eliminate bottlenecks related to the publishing of content to multiple Web sites
-        Reuse corporate documents as Web content
-        Synchronized delivery of content to multiple host locations to meet comprehensive disaster recovery policies
o    Solution
-        Stellent Web Content Management
o    Customer Benefits
-        Lower costs, robust WCM Infrastructure, improved communications, better information

                                                                             25

Customer Case Studies

o    Multi-National Telco Company
-        One of the world's largest wireless phone companies
-        Highly competitive market
-        Needs to securely share information between employees and with partners
o    Customer Challenge
-        Secure all content regardless of location
-        Maintain control and audit ability of intellectual property both inside and outside of the company
-        Ability to manage content lifecycle and only provide access to critical corporate information when appropriate
o    Solution
-        Stellent Information Rights Management
o    Customer Benefits
-        Centralized policy driven rights management system, robust auditing, ease of use and implementation

                                                                             26

Customer Case Studies

o    Consumer Packaged Goods Company
-        One of the largest beverage companies in the world
-        Creates and maintains one of the worlds most valuable brands through multiple channels
-        Crucial that brand is effectively managed with multiple bottling relationships
o    Customer Challenge
-        Effectively manage all brand related content
-        Distribute updates brand to partners and employees
-        Multi-channel brand management
-        Managing multiple Web sites
-        Corporate Knowledge Management
o    Solution
-        Stellent Universal Content Management
o    Customer Benefits
-        Unified Web content, digital asset and document management

                                                                             27

Customer Case Studies

o    Large Telco Company
-        Provides home telephone service, internet access, satellite TV service, and mobile phone service
-        Multiple divisions under a single holding company
-        Supports customers using multiple products from different divisions
o    Customer Challenge
-        Implement a call center knowledge repository to enable effective communication throughout the four divisions
-        Reduce call center time to respond
-        Create central repository of customer service requests
-        Integrate with multiple existing call center applications
-        Effectively manage support documentation in bi-lingual environment
o    Solution
-        Stellent Document Management
o    Customer Benefits
-        Reduce cost, enhanced communications, improved efficiency

                                                                             28

                               Oracle & Stellent

                                                                             29

Expected Customer & Partner Benefits

o    Stellent Customers
-        Increased R&D investment in Stellent products
-        Tighter integration with Oracle technology & applications
-        Access to Oracle's Global Sales, Support, Services organizations
o    Oracle Customers
-        Best-of-breed Enterprise Content Management suite
-        Complements Oracle Content DB, Middleware, Applications
-        Access to Stellent expertise, Sales and Services resources
o    Oracle & Stellent Partners
-        ISVs: Broader opportunities to embed technology
-        SIs: Strategic partner for broad content management suite
-        VARs: Expanded opportunities for value-added solutions

                                                                             30

Next Steps

o    Public Announcement
-        November 2, 2006
o    Communicate with all Stakeholders
-        Press & Analyst Briefings: Week of Nov 13, 2006
-        Customer Briefings: Week of Nov 13, 2006
o    Complete Transaction
-        Obtain required approvals and satisfy conditions to closing
-        Expect to close in December 2006 or early 2007
o    More information can be found at:
-        www.Oracle.com/Stellent or www.Stellent.com

                                                                             31

                       ORACLE IS THE INFORMATION COMPANY

The following Overview and Frequently Asked Questions was made available on Oracle's website (www.oracle.com/stellent/index.html) on November 2, 2006

Oracle	Stellent

Overview and Frequently Asked Questions

OVERVIEW

Oracle to Acquire Stellent: Accelerates Enterprise Content Management Strategy with Industry Leading Products

On November 2, 2006, Oracle announced that it has agreed to acquire Stellent Inc. (NASDAQ: STEL), a global provider of enterprise content management (ECM) solutions, through a cash tender offer for $13.50 per share, or approximately $440 million. The transaction is subject to customary conditions and is expected to close by the end of the year or early 2007. Until such time, Stellent and Oracle will continue to operate independently.

Headquartered in Eden Prairie, Minnesota, Stellent has 575 employees worldwide and is a leading provider of ECM solutions. Stellent is a public company with annual revenues in excess of $127m and over 4,700 customers worldwide. Built on industry standards, Stellent’s best-of-breed ECM solutions encompass Document and Records Management, Web Content Management, Digital Asset Management, Imaging and Business Process Management, Information Rights Management, and Risk and Compliance. Stellent’s products are rated as a leader by independent technology analysts firms including Gartner Group, Forrester Research, and IDC and have won a number of awards from leading technology and developer publications.

The volume of Enterprise Content is growing rapidly with documents, e-mail, voice mail, digital media, and business critical information of various kinds scattered in multiple repositories – file servers, database servers, personal computers, mail systems across an Enterprise. This makes it difficult for users to find the information they need, to publish and share it efficiently with others, and to secure and manage this information. Further, regulatory and compliance requirements now require organizations to archive and retain this information.

Stellent’s Enterprise Content Management solution provides an organization a comprehensive suite of solutions to manage content across its entire lifecycle. It enables users to create and capture documents; to manage these documents with facilities to store, version, index, and manage them; to publish them to Corporate Intranets, the Internet, and Enterprise Portals allowing users to easily work with other people and to enable users to find the information they need; to distribute documents securely with facilities to cleanse, filter, and manage digital rights; and finally to retain documents for compliance with the ability to declare document retention policies, to classify documents, and to archive and retain necessary documents.

The acquisition of Stellent will complement and extend Oracle’s existing content management solution portfolio. Oracle Content Database enables enterprises to store and centrally manage unstructured content in Oracle Databases. Customers can publish enterprise content to the Internet and manage it using Stellent Web Content Management and Oracle Fusion Middleware’s Portal and Web Center solutions. Stellent’s solutions also integrate with Oracle’s Applications suites to allow business critical documents from an Enterprise Application Suite (ERP or CRM) and a company’s enterprise business processes to be managed using Stellent’s ECM Solutions.

This acquisition is expected to further accelerate Oracle’s entry into Enterprise Content Management– an opportunity that is estimated at $3.6 Billion in 2006 and growing at 13%+ annually – with a best-of-breed product suite. Further, it should accelerate the integration of Stellent’s ECM solutions with Oracle Database, Oracle Fusion Middleware, Collaboration Suite, and Oracle Applications. In addition, Oracle and Stellent will be able to offer customers innovative new solutions to address their web content management and compliance requirements. The combination of Oracle and Stellent is expected to offer customers secure, reliable, and highly scalable content management solutions that meet the day-to-day needs of all users across the enterprise, while also delivering sophisticated ECM capabilities to professional users.

CUSTOMER BENEFITS
The proposed combination is expected to provide customers with the following benefits after closing:

o	Increase Productivity: Users should be able to more easily create, store, share, update, search, protect and ultimately destroy of documents, spreadsheets, presentations and other forms of rich media.

o	Enable Compliance: Protect your business with effective compliance solution that delivers a consistent set of policies and procedures implemented throughout the enterprise.

o	Reduce Risk: Control and manage large volumes of unstructured content in a single, authoritative repository, which will help legal discovery processes and reduce risk of data theft and loss.

o	Lower Costs: Is planned to Facilitate for true enterprise-wide adoption at low cost, built on the industry’s leading database using existing IT infrastructure and development skills.

o	Backed by a single global vendor: Customers will benefit from Oracle’s global 24x7 distribution and support network, with the backing of 7,000 support service personnel, 14,000 software developers, and access to more than 17,700 partners.

o	Protection of investments: Customers’ investments in Stellent solutions are expected to be supported and protected by Oracle.

PARTNER BENEFITS
The proposed combination of Oracle and Stellent is expected to provide partners with the following benefits after closing:

•	Work with a single vendor to address customer needs for enterprise content management solutions, applications, and infrastructure software: Oracle partners are expected to benefit from Stellent’s best- in-class solutions for enterprise content management. Stellent partners are expected to benefit from Oracle’s worldwide resources and partner ecosystem, as well as preserve their investments and experience with Stellent products. Both companies’ partners are expected to benefit from the complementary solutions that provide an opportunity to increase business value and drive down cost of ownership throughout an integrated, standards-based enterprise software stack.

•	Expanded opportunity for System Integrator partners: System Integrators specializing in content management should now have the opportunity to provide world-class solutions to customers with an expanded application footprint and strengthened go-to-market capabilities through Oracle’s global sales force.

•	Continued commitment to support Independent Software Vendor relationships: We plan to broaden existing ISV and developer partnerships and establish new partnerships to complete the combined footprint. We intend to work on developing joint product roadmaps with our customers that include customer-driven requirements. Oracle is committed to helping other enterprise content management ISVs build and deploy their solutions on Oracle’s infrastructure software, including our relational database, middleware, and analytics.

FREQUENTLY ASKED QUESTIONS

Product Overview, Product Roadmap, and Strategy
Q.	What products does Stellent currently develop and support?

A:	Stellent’s enterprise content management (ECM) solutions encompass Document and Records Management, Web Content Management, Information Rights Management, Imaging and Business Process Management, and Risk and Compliance.

Q.	Will this acquisition impact on-going development of Stellent solutions?
A:

Until the closing of the acquisition, Stellent and Oracle remain separate companies. After the closing, Stellent and Oracle plan to provide continuity in roadmap and direction. Oracle plans to support and protect customers’ investments in Stellent applications as an enterprise content management standard for the combined companies. Research and development investments in Stellent solutions are expected to increase after the closing as it will then have the backing of Oracle’s $1.9B R&D budget.

Q.	How compatible are Stellent’s products with Oracle’s products?
A:

Stellent and Oracle share a common focus on the ECM market. Stellent brings a complementary set of solutions, built using industry standards that interoperate with Oracle Database, Oracle Fusion Middleware, and Oracle Applications.

Q.	How compatible are these technologies with Oracle’s?
A:	Oracle is already the most commonly used database to support Stellent’s ECM solutions and both companies’ products are built on industry standards, making them highly interoperable.

Q.	How does Oracle Content Database relate to Stellent’s technology?
A:

Oracle Content Database enables customers to use their Oracle Database as a secure, reliable and scalable central repository to manage their unstructured content instead of storing that content on file servers and desktop computers. In addition to using Oracle Database to manage metadata in Stellent solutions, Stellent plans to offer full support for Oracle Content Database as a content repository.

Q.	How does Stellent fit into Oracle’s overall enterprise software strategy?
A:

Stellent’s solutions fit neatly into Oracle’s overall enterprise software strategy. Oracle Database is already Stellent’s preferred metadata repository and Oracle Content Database is expected to be the preferred content repository. In addition, Oracle Fusion Middleware’s WebCenter and Enterprise Portal solutions are expected to be enhanced by Stellent’s Web Content Management products to create and manage Web sites. Oracle Fusion Middleware’s SOA Suite will work with Stellent’s Business Process Management to further extend its document workflow capabilities. Stellent’s Governance, Risk and Compliance (GRC) solutions will complement Oracle’s own GRC solutions.

Q.	How does Oracle plan to maintain industry and domain expertise after the closing?
A:	The acquisition of Stellent significantly increases Oracle’s commitment to the ECM market. Stellent’s employees will be an integral part of the ECM business within Oracle for the combined companies.

Customers
Q.	How will Oracle provide for a smooth integration of the two companies after the closing?
A:	Oracle is very focused on customer satisfaction and plans to provide for a smooth transition without customer disruption. Oracle is experienced with integrating companies quickly and efficiently. Oracle will provide dedicated personnel from key functional areas for integration and utilize proven templates and processes for repeatable success in integration. We will communicate regularly throughout this process to keep our customers well informed.

Q.	How is the proposed acquisition expected to benefit Stellent customers?
A.	Stellent customers are expected to benefit from the greater global resources of Oracle, including, for example, increased investment in Stellent products and tighter integration with the Oracle product portfolio. In addition, Stellent customers will have access to Oracle’s global support and consulting organizations after the closing.

Q.	How is the proposed acquisition expected to benefit Oracle customers?
A.	Oracle customers are expected to benefit from an enhanced ECM product portfolio to address their content management challenges. In addition to storing and managing unstructured content in Oracle Database, customers should be able to utilize Stellent’s Web Content Management, Business Process Management and Governance, Risk and Compliance solutions with Oracle Fusion Middleware and Oracle Applications. Most importantly, Oracle customers will have access to Stellent’s ECM expertise and resources after the closing.

Partners

Q.	How is this acquisition expected to benefit Stellent’s partners?
A.	Partners are essential to Oracle’s economy and growth strategy. Oracle is committed to your success and the satisfaction and retention of your customers. As our current partners know, the foundation for success with Oracle is the Oracle PartnerNetwork (OPN), a worldwide ecosystem of more than 17,700 partners, a management portal, a network of interaction centers for partner support, and a global business program. Through partnership with Oracle, you will have the opportunity to gain access to Oracle’s premier products coupled with education, technical services and highly specialized go-to-market engagement, and support from across all lines of business within Oracle.

Q.	If I am a current Stellent partner and a member of Oracle PartnerNetwork, will my Stellent contracts be honored after the closing?

Yes. To provide for a smooth transition, existing Stellent partner contracts will remain in effect until after the closing, and your existing Stellent contracts for support, professional services, and sales remain the same. As contact information changes, we will communicate these changes through normal channels. As a Stellent partner, Stellent representatives will be reaching out to you to answer any questions you might have. You may also use your current Oracle channels for support for any questions.

Q.	How will Oracle support Stellent partners after the closing, throughout the integration and beyond?
A.	Oracle is deeply committed to your success. The message for Stellent partners today is one of continuity – business as usual. Every effort is being made to provide that, after the closing of the transaction, your business continues uninterrupted through the transitional period. Stellent partners will continue to receive support through their existing contacts until further notice. We will communicate all changes and transitions occurring after the close of the transaction in advance through these familiar channels.

Q.	How do Stellent partners learn more about partnering with Oracle?
A.	The Oracle Partner Network (OPN) portal is your best source of information about partnering with Oracle. To contact an Oracle PartnerNetwork representative directly, please go to partner.oracle.com and click on “Contact Us”. Also, watch the OPN Portal for upcoming partner news and featured training announcements.

Q.	How is this acquisition expected to impact any existing project, deployment, or services engagements?
A.	Stellent and Oracle remain separate companies until the closing of the acquisition. It is not expected that this transaction will impact any existing project, deployment or services engagement.

Business Continuity

Q.	Can I still purchase Stellent products?
A.	Yes, Stellent and Oracle remain separate companies until the closing of the acquisition. Please contact your Stellent sales representative to assist you, or visit www.Stellent.com for contact information.

Q.	Should Stellent customers continue to call the Stellent Support Center?

A.	Yes. Until the closing of the transaction, Stellent continues to operate as a separate business. Stellent customers will continue to receive support and services from Stellent, and should continue to use existing Stellent contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through these familiar channels.

Q.	What is the acquisition integration timeline?
A.	Until the transaction officially closes, we cannot comment on future integration plans, but we will communicate any updates with customers when they become available. We currently expect the transaction to close in December 2006 or early 2007.

Q.	Should Stellent customers continue to contact their Stellent sales representative?
A.	Yes. Until the closing of the transaction, Stellent continues to operate as a separate business and, until further advised, customers should continue to rely on existing relationships.

Q.	Will training on Stellent products continue?
A.	Yes. Until the closing of the transaction, Stellent continues to operate as a separate business. After the transaction closes, we currently plan to combine the Stellent education program with Oracle University. We want to ensure that our customers’ software provides the best possible service for their organizations, and we know excellent training is critical to reach that goal.

Q.	Will existing Stellent customer contracts be honored after the closing of the transaction?
A.	. Yes. Oracle intends to honor the terms and conditions of existing Stellent contracts for all existing license and service projects after the closing. Technical support will continue to be governed by the terms of the Stellent maintenance agreement until the current support term expires. At the first renewal with Oracle, customers’ support services (and not licenses) will be migrated to an Oracle License and Services Agreement (OLSA), which will govern the next support term. The OLSA will not govern customers' Stellent license(s). New orders under existing Stellent contracts may include order specific modifications to meet the requirements of Oracle's order taking policies

Q.	What happens next?
A.	On November 2, 2006, Oracle announced that it has entered into an agreement with Stellent, a leading global provider of enterprise content management (ECM) solutions, pursuant to which Oracle will commence a tender offer for all of the outstanding shares of common stock (including associated rights to purchase preferred stock) for $13.50 per share in cash, or approximately $440 million in the aggregate, followed by a second-step merger. Oracle expects the transaction to close in December 2006 or early 2007, subject to a number of conditions, including the receipt of regulatory and other approvals. Until such time, Stellent and Oracle will continue to operate independently. A series of communications will take place to inform you of next steps.

Q.	Will the Stellent leadership and employees be retained?
A.	Yes. The goal of this combination is to complement the offerings of Oracle. The acquisition of Stellent significantly increases Oracle’s commitment to the ECM market. Stellent’s employees will be an integral part of the ECM business within Oracle for the combined companies.

Q.	What will happen to the Stellent user conference?
A.	Existing and future Stellent customer relationships will continue to be a priority. Stellent’s user group conference in February is expected to continue as planned.

Q.	Where can I find out more information about the proposed Oracle and Stellent combination?
A.	For more information, please visit Oracle.com/Stellent or Stellent.com

The above is for informational purposes and may not be incorporated into a contract. IT IS NOT A COMMITMENT TO DELIVER ANY MATERIAL, CODE, OR FUNCTIONALITY, AND SHOULD NOT BE RELIED UPON IN MAKING PURCHASING DECISION. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR ORACLE’S PRODUCTS REMAINS AT THE SOLE DISCRETION OF ORACLE. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY

FEATURES OR FUNCTIONALITY DESCRIBED FOR STELLENT’s PRODUCTS REMAINS AT THE SOLE DISCRETION OF STELLENT.This acquisition is subject to the satisfaction of a variety of conditions. Oracle is not affiliated with Stellent and Stellent is not affiliated with Oracle until the official close of the transaction.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly, those statements regarding the effects of the proposed merger, and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Oracle and Stellent as of today’s date, and Oracle does not assume any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Oracle, Stellent or the combined company and actual results may vary materially from the results and expectations expressed in, or implied by, these forward-looking statements. For instance, while Oracle and Stellent have signed an agreement for the proposed offer and merger, there is no assurance that they will successfully complete either the offer or the proposed merger. In the event the companies do not receive government approvals or any other conditions to closing are not satisfied, the merger agreement will terminate.

The following webpage was made available on Oracle's website (www.oracle.com/stellent/index.html) on November 2, 2006

Oracle and Stellent

Read the press release: Oracle Buys Stellent

On November 2, 2006, Oracle announced that it has agreed to acquire Stellent, Inc. (NASDAQ: STEL), a global provider of enterprise management (ECM) software solutions, through a cash tender offer for $13.50 per share, or approximately $440 million. Stellent's best-of-breed ECM solutions encompass Document and Records Management, Web Content Management, Digital Asset Imaging and Business Process Management, Information Rights Management, and Risk and Compliance. Stellent's products are independent technology analyst firms including Gartner Group, Forrester Research, and IDC and have won a number of awards from technology and developer publications.

The acquisition of Stellent will complement and extend Oracle's existing content management solution portfolio. The combination of is expected to offer customers secure, reliable, and highly scalable content management solutions that meet the day-to-day needs the enterprise, while also delivering sophisticated ECM capabilities to professional users.

INFORMATION FOR CUSTOMERS AND PARTNERS

Overview and Frequently Asked Questions (PDF)
Learn more about what the combination of Oracle and Stellent (PDF) will mean for our customers and partners

NEWS AND EVENTS

Press release: Oracle Buys Stellent

THIS WEB PAGE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER FROM ORACLE.